February 22, 2008

Chuck Shillings
President and Chief Executive Officer
Strasbaugh
825 Buckley Road
San Luis Obispo, California 93401

      Re: Strasbaugh
              Registration Statement on Form SB-2
              Filed February 5, 2008
              File No. 333-144787

Dear Mr. Shillings:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Because Form SB-2 has been eliminated, you should not have used it for your amendment. See the transition provisions in Release 33-8876 (December 19, 2007). Please revise your filing accordingly.

Because Certain Actions Taken, page 12

2.   Please tell us whether a determination that the board's actions in connection with revocation of the election to windup and dissolve were inconsistent with state law could affect the question of whether the shares offered in the transaction registered by this filing are "legally issued, fully paid and non-assessable."

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

3.   We from your revisions on page 47 that you have reduced your work force by approximately 20% since December 10, 2007. Please ensure that your

Management's Discussion and Analysis describes the material trends that your business is experiencing.

Management, page 49

4.   Please disclose the first sentence of your response to prior comment 7 and add sufficient disclosure so that investors can evaluate Mr. Givens' business experience.

Plan of Distribution, page 86

5.   We note your revisions in response to prior comment 4. However, we also note that your disclosure continues to state that the $2.00 fixed price is merely the investor's "intention" and that it applies only to sales "in the public market." Please revise your disclosure to state clearly that all offers and sales of the securities registered for resale will be at the disclosed fixed price. (As noted previously, we will not object if you disclose that selling shareholders will sell at the disclosed fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.)

6.   We note your response to our prior comment 10. Please tell us how you have ensured that you will be able to offer and sell the common stock issuable on exercise of the warrants to all transferees of the warrants without registration of the exercise of those warrants under the Securities Act.

Index to Financial Statements, page F-1

Interim Condensed Consolidated Financial Statements, page F-2

Note 13. Restatement of Financial Statements, page F-30

7.   Please refer to prior comment 13. Please revise your filing to include the disclosures required by paragraph 26 of SFAS 154 for your restated December 31, 2006 balance sheet.

Annual Financial Statements, page F-32

Notes to Financial Statements, page F-37

Note 1. Summary of Significant Accounting Policies, page F-37

-Revenue Recognition, page F-40

8.   Please refer to prior comment 11. Please revise the notes and critical accounting policies in MD&A to disclose that your software is incidental to the tool contracts similar to the disclosures made in the notes to your interim financial statements and within your response.

Note 10. Stock Compensation Plans, page F-51

9.   Please refer to prior comment 12. Please revise this note to disclose that you determined that the underlying fair value of your common stock was $.07 per share for the stock options that were modified on April 10, 2006 and the underlying reasons why you determined that this represented the fair value of your common stock on the modification date similar to the information provided in your response.

Note 15. Restatement of Financial Statements, page F-57

10.   Please refer to prior comment 13. Please address the following comments:

- Please revise your filing to include the effect of the restatement for the warrant issued to Agility and for the liabilities that you incorrectly derecognized on the line items in your December 31, 2005 balance sheet consistent with the guidance in paragraph 26(b) of SFAS 154.

- Please label your ending equity balances as of December 31, 2005 and 2006 on page F-35 as restated.

Exhibit 5

11.   We note that the opinion assumes that "proceedings proposed to be taken by the Company in connection with the authorization, issuance and sale of the Shares will be timely completed in the manner proposed." This statement appears to assume away a key question underlying the opinion required by Item 601(b)(5). Please tell us why you believe this assumption is necessary and appropriate.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or in her absence, Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Larry Cerutti, Esq.
        Rushika Kumararatne, Esq.